Exhibit 12.1

EXCO Resources, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,					Nine months ended September 30, 2015

	2010	2011	2012	2013	2014
EARNINGS
Income (loss) from continuing operations before provision (benefit) for income taxes	$673,534	$22,596	$(1,393,285)	$22,204	$120,669	$ (1,126,786)
Equity method (income) loss	(16,022)	(32,706)	(28,620)	53,280	(172)	1,452
Fixed charges	67,665	92,954	98,647	122,002	115,644	91,950
Distributed income of equity investees	—	23,436	—	—	—	—
Capitalized interest	(20,829)	(30,083)	(23,809)	(18,729)	(20,060)	(10,121)
Total earnings (loss)	$704,348	$76,197	$(1,347,067)	$178,757	$216,081	$(1,043,505)

FIXED CHARGES
Interest expense (1)	45,533	61,023	73,492	102,589	94,284	80,822
Capitalized interest	20,829	30,083	23,809	18,729	20,060	10,121
Interest portion of rental expense	1,303	1,848	1,346	684	1,300	1,007
Total Fixed Charges	$67,665	$92,954	$98,647	$122,002	$115,644	$91,950
Ratio of Earnings to Fixed Charges	10.41	0.82	—	1.47	1.87	—

(1) Includes amortization of deferred financing costs and discounts on debt issuance.